UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2023

LAKELAND BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

New Jersey	000-17820	22-2953275
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

250 Oak Ridge Road, Oak Ridge, New Jersey	07438
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 697-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, no par value	LBAI	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on September 26, 2022, Lakeland Bancorp, Inc., a New Jersey corporation (“Lakeland”), Provident Financial Services, Inc., a Delaware corporation (“Provident”), and NL 239 Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Provident (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Lakeland, with Lakeland as the surviving entity (the “Merger”), and as soon as reasonably practicable following the Merger, Lakeland will merge with and into Provident, with Provident as the surviving entity.

In connection with the proposed Merger, Provident filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus, as amended, and Lakeland filed a definitive proxy statement, and Provident filed a definitive proxy statement/prospectus, with the SEC, each dated December 21, 2022 (collectively, the “joint proxy statement/prospectus”), which Provident and Lakeland first mailed to their respective shareholders on or about December 22, 2022.

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, seven lawsuits and six demand letters challenging the disclosures contained in the joint proxy statement/prospectus or other aspects of the Merger have been filed. The lawsuits are: Stein v. Lakeland Bancorp, Inc. et al., Case No. 1:22-cv-09946, filed in the U.S. District Court for the Southern District of New York (“S.D.N.Y.”) on November 22, 2022; O’Dell v. Lakeland Bancorp, Inc. et al., Case No. 1:22-cv-09980, filed in the S.D.N.Y. on November 23, 2022; Bushansky v. Lakeland Bancorp, Inc. et al., Case No. 2:22-cv-07131, filed in the U.S. District Court for the District of New Jersey (“D.N.J.”) on December 7, 2022; Kaplan v. Lakeland Bancorp, Inc. et al., Case No. 2:22-cv-07193, filed in the D.N.J. on December 8, 2022; Rubin v. Provident Financial Services, Inc. et al., Case No. 1:22-cv-10485, filed in the S.D.N.Y. on December 12, 2022; Paul Berger Revocable Trust v. Provident Financial Services, Inc. et al., Docket No. HUD-C-000005-23, filed in the Superior Court of New Jersey on January 4, 2023; and Reinhardt v. Lakeland Bancorp, Inc. et al., Case No. 1:23-cv-00113, filed in the S.D.N.Y. on January 6, 2023. The complaints in the Stein, O’Dell, Bushansky, Kaplan and Reinhardt actions are brought by alleged Lakeland shareholders and assert claims against Lakeland and the members of its board of directors. The complaints in the Rubin and Berger actions are brought by alleged Provident stockholders and assert claims against Provident and the members of its board of directors. The complaints filed in the actions, other than the Berger action, allege, among other things, that the defendants caused a materially incomplete and misleading registration statement relating to the proposed Merger to be filed with the SEC in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. In addition, the complaint in the Berger action alleges that certain directors of Provident breached fiduciary duties of good faith, loyalty, fair dealing, due care and disclosure under Delaware law. On January 17, 2023, the plaintiff in the Berger action filed a motion seeking an interlocutory injunction that would, among other things, enjoin the closing of the vote at the special meeting of Provident’s stockholders, to be held virtually via the internet on February 1, 2023, in connection with the Merger. The court has not ruled on this motion. We refer to the foregoing lawsuits and demand letters collectively as the “Merger Actions.”

Lakeland and Provident believe that all allegations in the Merger Actions referred to above are without merit and supplemental disclosures are not required or necessary under applicable laws. However, solely in order to avoid the expense and distraction of litigation, and without admitting any liability or wrongdoing, Lakeland and Provident have determined to supplement the joint proxy statement/prospectus as described in this Current Report on Form 8-K. Lakeland, Provident and the other named defendants deny that they have violated any laws or breached any duties to Lakeland’s shareholders or Provident’s stockholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Lakeland and Provident specifically deny all allegations in the Merger Actions.

Supplemental Information to the Joint Proxy Statement/Prospectus

The following information supplements the joint proxy statement/prospectus and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. All page references are to pages in the joint proxy statement/prospectus dated December 21, 2022, and any defined terms used but not defined herein shall have the meanings set forth in the joint proxy statement/prospectus. Without admitting in any way that the disclosures below are material or otherwise required by law, rule or regulation, Provident and Lakeland make the following amended and supplemental disclosures to the joint proxy statement/prospectus:

The disclosure under the heading “The Merger—Opinion of Provident’s Financial Advisor—Comparable Company Analyses” is hereby amended by deleting the table of company names in the middle of page 76 (the Provident Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of June 30, 2022			Balance Sheet			Capital Position				LTM Profitability				Valuation as of September 23, 2022
Company	State	Ticker	Assets ($M)	Loans/ Deposits (%)	NPAs / Assets (%)	TCE / TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	CRE / Total RBC (%)	ROAA (%)	ROAE (%)	NIM (%)	Effic. Ratio (%)	Price /				Div Yield (%)	Market Cap ($M)
														TBV (%)	LTM EPS (x)	2022E EPS (x)	2023E EPS (x)
Fulton Financial Corporation	PA	FULT	25,253	89.5	0.77	7.04	9.06	13.70	182.5	1.05	10.2	2.85	63.9	150	10.0	9.2	8.7	3.7	2,708
WSFS Financial Corporation	DE	WSFS	20,550	66.5	0.16	6.66	9.20	14.62	214.4	0.97	7.9	3.14	58.8	236	14.6	11.0	9.4	1.2	3,072
Customers Bancorp, Inc.	PA	CUBI	20,252	92.4	0.20	5.99	7.52	12.61	203.0	1.80	26.3	3.93	36.8	82	3.1	4.1	4.7	0.0	990
Community Bank System, Inc.	NY	CBU	15,488	61.0	0.23	5.11	8.65	16.58	118.9	1.14	8.8	2.77	60.4	462	19.9	18.0	16.4	2.7	3,435
Sandy Spring Bancorp, Inc.	MD	SASR	13,303	98.3	0.32	8.45	9.53	16.07	345.1	1.57	13.3	3.50	49.0	155	8.7	9.7	9.1	3.5	1,688
OceanFirst Financial Corp.	NJ	OCFC	12,439	95.9	0.22	7.91	9.28	12.80	391.6	0.85	6.7	3.08	57.6	122	11.8	8.4	6.8	4.0	1,146
Dime Community Bancshares, Inc.	NY	DCOM	12,347	91.4	0.30	7.07	8.71	13.26	534.9	1.19	12.3	3.20	47.9	139	8.9	8.5	7.9	3.1	1,193
NBT Bancorp Inc.	NY	NBTB	11,720	77.6	0.32	7.87	9.77	15.50	151.6	1.27	12.4	3.03	58.6	186	11.2	11.0	11.0	3.1	1,676
Eagle Bancorp, Inc.	MD	EGBN	10,942	78.0	0.22	10.60	10.68	15.70	337.7	1.20	11.1	2.73	41.5	126	9.9	9.5	9.1	3.9	1,451
Lakeland Bancorp, Inc.	NJ	LBAI	10,374	87.1	0.24	8.01	9.05	13.74	385.2	0.97	9.4	3.13	54.0	131	10.6	9.7	8.2	3.5	1,074

Note:

Includes banks headquartered in the Mid-Atlantic Region with total assets between $10B and $30B; excludes publicly announced merger targets and mutuals; Price / Estimated EPS multiples based on median consensus estimates.

Source:	S&P Capital IQ Pro.

The disclosure under the heading “The Merger—Opinion of Provident’s Financial Advisor—Comparable Company Analyses” is hereby amended by deleting the table of company names at the bottom of page 77 (the Lakeland Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of June 30, 2022			Balance Sheet			Capital Position				LTM Profitability				Valuation as of September 23, 2022
Company	State	Ticker	Assets ($M)	Loans/ Deposits (%)	NPAs / Assets (%)	TCE / TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	CRE / Total RBC (%)	ROAA (%)	ROAE (%)	NIM (%)	Effic. Ratio (%)	Price /				Div Yield (%)	Market Cap ($M)
														TBV (%)	LTM EPS (x)	2022E EPS (x)	2023E EPS (x)
Fulton Financial Corporation	PA	FULT	25,253	89.5	0.77	7.04	9.06	13.70	182.5	1.05	10.2	2.85	63.9	150	10.0	9.2	8.7	3.7	2,708
WSFS Financial Corporation	DE	WSFS	20,550	66.5	0.16	6.66	9.20	14.62	214.4	0.97	7.9	3.14	58.8	236	14.6	11.0	9.4	1.2	3,072
Customers Bancorp, Inc.	PA	CUBI	20,252	92.4	0.20	5.99	7.52	12.61	203.0	1.80	26.3	3.93	36.8	82	3.1	4.1	4.7	0.0	990
Community Bank System, Inc.	NY	CBU	15,488	61.0	0.23	5.11	8.65	16.58	118.9	1.14	8.8	2.77	60.4	462	19.9	18.0	16.4	2.7	3,435
Provident Financial Services, Inc.	NJ	PFS	13,716	91.9	0.49	8.48	9.62	11.77	475.4	1.16	9.5	3.03	54.1	156	11.1	10.2	9.3	4.1	1,753
Sandy Spring Bancorp, Inc.	MD	SASR	13,303	98.3	0.32	8.45	9.53	16.07	345.1	1.57	13.3	3.50	49.0	155	8.7	9.7	9.1	3.5	1,688
OceanFirst Financial Corp.	NJ	OCFC	12,439	95.9	0.22	7.91	9.28	12.80	391.6	0.85	6.7	3.08	57.6	122	11.8	8.4	6.8	4.0	1,146
Dime Community Bancshares, Inc.	NY	DCOM	12,347	91.4	0.30	7.07	8.71	13.26	534.9	1.19	12.3	3.20	47.9	139	8.9	8.5	7.9	3.1	1,193
NBT Bancorp Inc.	NY	NBTB	11,720	77.6	0.32	7.87	9.77	15.50	151.6	1.27	12.4	3.03	58.6	186	11.2	11.0	11.0	3.1	1,676
Eagle Bancorp, Inc.	MD	EGBN	10,942	78.0	0.22	10.60	10.68	15.70	337.7	1.20	11.1	2.73	41.5	126	9.9	9.5	9.1	3.9	1,451

Note:

Includes banks headquartered in the Mid-Atlantic Region with total assets between $10B and $30B; excludes publicly announced merger targets and mutuals; Price / Estimated EPS multiples based on median consensus estimates.

Source:	S&P Capital IQ Pro.

The disclosure under the heading “The Merger—Opinion of Provident’s Financial Advisor—Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the bottom of page 78 (the Nationwide Precedent Transactions group) of the joint proxy statement/prospectus and replacing it with the following:

					Transaction Information					Seller Information
						Price /
Acquiror		Target		Annc. Date	Deal Value ($M)	LTM Earnings (x)	TBV (%)	Core Deposit Prem (%)	1-Day Market Prem (%)	Total Assets ($M)	TCE/ TA (%)	LTM ROAA (%)	LTM ROAE (%)	Efficiency Ratio (%)	NPAs/ Assets (%)
Company	St.	Company	St.
Raymond James Financial Inc.	FL	TriState Capital Holdings Inc.	PA	10/20/21	1,155.3	22.4	188	5.8	42.7	12,158.9	4.7	0.64	9.0	61.7	0.09
Valley National Bancorp	NY	Bank Leumi Le-Israel Corp.	NY	9/23/21	1,180.9	19.3	135	4.5	—	8,350.8	10.5	0.79	7.1	61.7	0.61
First Interstate BancSystem	MT	Great Western Bancorp	SD	9/16/21	1,968.1	12.1	170	—	24.7	13,070.2	8.8	1.27	14.7	54.2	2.01
Home Bancshares, Inc.	AR	Happy Bancshares Inc.	TX	9/15/21	887.7	12.2	159	7.3	—	6,262.4	9.1	1.28	11.2	64.3	0.39
Old National Bancorp	IN	First Midwest Bancorp Inc.	IL	6/1/21	2,468.6	20.4	165	6.3	3.2	21,208.6	7.4	0.63	5.1	59.7	0.81
Independent Bank Corp.	MA	Meridian Bancorp Inc.	MA	4/22/21	1,150.6	14.5	150	8.7	22.1	6,503.9	11.8	1.17	10.1	45.1	0.07
BancorpSouth Bank	MS	Cadence Bancorp.	TX	4/12/21	2,874.2	9.6	155	7.1	5.1	18,800.4	10.5	1.62	14.4	48.2	0.78
Eastern Bankshares Inc.	MA	Century Bancorp Inc.	MA	4/7/21	641.9	14.8	170	—	20.8	7,289.3	5.2	0.68	12.0	56.1	0.04
WSFS Financial Corp.	DE	Bryn Mawr Bank Corp.	PA	3/10/21	989.9	29.8	229	13.6	14.2	5,432.0	8.1	0.64	5.3	61.2	0.23
SVB Financial Group	CA	Boston Private Financial	MA	1/4/21	942.6	19.9	112	1.7	29.5	10,048.7	8.0	0.49	5.3	71.8	0.31
Pacific Premier Bancorp	CA	Opus Bank	CA	2/3/20	1,031.4	16.6	141	5.1	0.7	7,992.4	9.2	0.80	5.8	63.6	0.07
South State Corporation	SC	CenterState Bank Corp.	FL	1/27/20	3,212.0	13.7	201	13.6	10.0	17,142.0	10.1	1.42	8.5	51.3	0.29

Note:

Includes nationwide bank and thrift transactions announced between January 1, 2020 and September 23, 2022 where the targets assets at announcement were between $5B and $25B; excludes reverse merger transactions.

Source:	S&P Capital IQ Pro.

The disclosure under the heading “The Merger—Opinion of Provident’s Financial Advisor—Net Present Value Analysis” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (that includes Annual Estimate Variance in the left-most column) in the middle of page 81 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation which was prepared by Piper Sandler and used for both Provident common stock as well as Lakeland common stock. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate equals the risk-free rate, plus the equity risk premium, plus the size premium, plus the industry premium.

Calculation of Discount Rate
Risk-free rate	3.50%
Equity risk premium	5.50%
Size premium	1.22%
Industry premium	(0.16%)

Calculated discount rate	10.06%

The disclosure under the heading “The Merger—Opinion of Provident’s Financial Advisor—Pro Forma Transaction Analysis” is hereby supplemented by adding the following table after the second to last full paragraph on page 81 of the joint proxy statement/prospectus:

The following table describes estimated earnings per share and tangible book value accretion and dilution metrics for Provident as indicated in the analysis:

	2023E	2024E	2025E
EPS Accretion[1]	17.0%	24.1%	23.9%
TBV Accretion / (Dilution)[2]	(13.2%)	(7.8%)	(3.2%)

(1)	Excluding onetime transaction expenses
(2)	Estimated TBV dilution at Closing of the merger: (17.3%)

The disclosure on page 92 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Lakeland’s Financial Advisor”, which section begins on page 86, is hereby supplemented by adding the following paragraph below the table that appears at the top of page 92:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Lakeland Selected Companies Analysis” were 0.94x (the multiple for Flushing Financial Corporation) and 2.06x (the multiple for Tompkins Financial Corporation), respectively, the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 7.7x (the multiple for ConnectOne Bancorp, Inc., Metropolitan Bank Holding Corp., and Peapack-Gladstone Financial Corporation) and 12.6x (the multiple for Kearny Financial Corp.), respectively, and the low and high stock price-to-2023 estimated EPS multiples of the selected companies were 6.4x (the multiple for Metropolitan Bank Holding Corp.) and 12.4x (the multiple for Tompkins Financial Corporation), respectively.

The disclosure on page 93 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Lakeland’s Financial Advisor” is hereby supplemented by adding the following paragraph below the table that appears at the bottom of page 93:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Provident Selected Companies Analysis” were 0.94x (the multiple for Flushing Financial Corporation) and 2.06x (the multiple for Tompkins Financial Corporation), respectively, the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 7.7x (the multiple for ConnectOne Bancorp, Inc., Metropolitan Bank Holding Corp., and Peapack-Gladstone Financial Corporation) and 12.6x (the multiple for Kearny Financial Corp.), respectively, and the low and high stock price-to-2023 estimated EPS multiples of the selected companies were 6.4x (the multiple for Metropolitan Bank) and 12.4 x (the multiple for Tompkins Financial Corporation), respectively.

The disclosure on page 95 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Lakeland’s Financial Advisor” is hereby supplemented by adding the following paragraph below the table that appears at the top of page 95:

The low and high transaction price-to-tangible book value multiples of the selected transactions in the “Selected Transactions Analysis” were 1.15x (the multiple for the New York Community Bancorp, Inc./Flagstar Bancorp, Inc. transaction) and 1.88x (the multiple for the Raymond James Financial, Inc./ TriState Capital Holdings, Inc. transaction), respectively, the low and high pay-to-trade ratios of the selected transactions were 0.66x (the multiple for the Raymond James Financial, Inc./ TriState Capital Holdings, Inc. transaction) and 0.99x (the multiple for the Old National Bancorp/First Midwest Bancorp, Inc. transaction), respectively, and the low and high core deposit premiums of the selected transactions were 2.2% (the core deposit premium for the New York Community Bancorp, Inc./Flagstar Bancorp, Inc. transaction) and 8.7% (the core deposit premium for the Independent Bank Corp./Meridian Bancorp, Inc. transaction), respectively. For the six selected transactions in which LTM core EPS for the acquired company was available, the low and high transaction price-to-LTM core EPS multiples of the selected transactions were 3.8x (the multiple for the New York Community Bancorp, Inc./Flagstar Bancorp, Inc. transaction) and 23.4x (the multiple for the Raymond James Financial, Inc./ TriState Capital Holdings, Inc. transaction), respectively. For the six selected transactions in which FWD EPS estimates for the acquired company was available at announcement, the low and high transaction price-to-FWD estimated EPS multiples of the selected transactions were 8.9x (the multiple for the New York Community Bancorp, Inc./Flagstar Bancorp, Inc. transaction) and 15.6x (the multiple for the Raymond James Financial, Inc./ TriState Capital Holdings, Inc. transaction), respectively. For the six selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums of the selected transactions were 3.2% (the one-day market premium for the Old National Bancorp/First Midwest Bancorp, Inc. transaction) and 42.7% (the one-day market premium for the Raymond James Financial, Inc./ TriState Capital Holdings, Inc. transaction), respectively.

The disclosure on page 96 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Lakeland’s Financial Advisor” is hereby supplemented by amending and restating the third to last sentence of the first paragraph on page 96 as follows:

This analysis indicated the Merger could be accretive to Provident’s estimated 2023 and 2024 EPS by 20.4% and 24.5%, respectively, and could be dilutive to Provident’s estimated tangible book value per share at closing assumed as of March 31, 2023 by 17.3%.

The disclosure on pages 96 and 97 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Lakeland’s Financial Advisor” is hereby supplemented by adding the following paragraph beneath the second full paragraph on page 97 as follows:

The ranges of discount rates assumed in the Lakeland Dividend Discount Model Analysis, Provident Dividend Discount Model Analysis, and Illustrative Pro Forma Combined Dividend Discount Model Analysis were selected taking into account capital asset pricing model implied cost of capital calculations.

Cautionary Statement About Forward-Looking Statements

Some of the statements contained in this report are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Provident’s or Lakeland’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “projections,” “prospects,” “forecast,” “guidance,” “goal,” “objective” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger or the Merger of Lakeland Bank with and into Provident Bank (the “bank merger”), including future financial and operating results of Provident, Lakeland or the resulting company following the Merger, the resulting company’s plans, objectives, expectations and intentions, the expected timing of the completion of the Merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on Provident’s and Lakeland’s current expectations and projections about future events. There are important factors that could cause Provident’s and Lakeland’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” in the joint proxy statement/prospectus.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Lakeland’s and Provident’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the inability to close the Merger and the bank merger in a timely manner;

•	the failure to complete the Merger due to the failure of Lakeland shareholders to approve the Lakeland Merger Agreement or of Provident shareholders to approve the Provident share issuance;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the Merger on the expected terms and schedule;

•	the potential impact of the announcement or consummation of the proposed Merger on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the Merger;

•	difficulties and delays in integrating the Provident and Lakeland businesses or fully realizing cost savings and other benefits;

•	each of Provident’s and Lakeland’s potential exposure to unknown or contingent liabilities of the other party;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the Merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in Provident’s or Lakeland’s stock price before closing, including as a result of the financial performance of Provident or Lakeland prior to closing;

•	the effects of the COVID-19 pandemic on the economy generally and on Provident and Lakeland in particular;

•

operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Provident and Lakeland are highly dependent;

•

changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the United States Government, including policies of the United States Department of the Treasury and the Federal Reserve;

•

changes in interest rates, which may affect Provident’s or Lakeland’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Provident’s or Lakeland’s assets, including its investment securities;

•	potential changes to the Internal Revenue Code;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in Provident’s or Lakeland’s credit ratings or in Provident’s and Lakeland’s ability to access the capital markets;

•	natural disasters, war, terrorist activities or pandemics; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Provident’s or Lakeland’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Provident’s or Lakeland’s control.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

For any forward-looking statements made in this report, Lakeland claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report. Except to the extent required by applicable law, Lakeland does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All forward-looking statements concerning the Merger or other matters addressed in this report and attributable to Lakeland or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this report.

Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Provident filed with the SEC a registration statement that includes a joint proxy statement of Lakeland and Provident that also constitutes a prospectus of Provident. The definitive joint proxy statement/prospectus was mailed to the respective shareholders of Lakeland and Provident on or about December 22, 2022. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO SUCH MATERIALS, BECAUSE THESE MATERIALS CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. In addition, documents filed with the SEC by Provident, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of Provident’s website, https://investorrelations.provident.bank/, under the heading “SEC Filings.” Documents filed with the SEC by Lakeland will be available free of charge in the “Investor Relations” section of Lakeland’s website, https://investorrelations.lakelandbank.com/, under the heading “Documents.” The web addresses of the SEC, Provident and Lakeland are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

Participants in the Solicitation

Provident, Lakeland, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 18, 2022, and certain other documents filed by Provident with the SEC. Information regarding Lakeland’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by Lakeland with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LAKELAND BANCORP, INC.

DATE: January 25, 2023	By:	/s/ Timothy J. Matteson
Timothy J. Matteson
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary